Exhibit 99.1

MER Telemanagement Solutions Ltd.

RA'ANANA, Israel / River Edge, NJ, USA - December 12, 2018 - MTS - Mer Telemanagement Solutions Ltd. (NASDAQ Capital Market: MTSL), a global provider of telecommunications expense management (“TEM”) and enterprise mobility management (“EMM”) solutions, announced today that it received written notice from the NASDAQ Stock Market Inc. indicating that the Company has regained compliance with the minimum $2.5 million stockholders’ equity requirement for continued listing on The Nasdaq Capital Market.

As previously reported, on November 14, 2018 the Company implemented various steps in order to regain compliance. Among them - various cost-cutting measures and the issuance of ordinary and convertible preferred shares to an institutional investor for an aggregate investment of $1.7 million.

NASDAQ has advised the Company that it will continue to monitor the Company’s ongoing compliance with the shareholders’ equity requirement and, if at the time of the Company’s next periodic report the Company fails to evidence compliance, the Company may be subject to delisting.

About MTS

Mer Telemanagement Solutions Ltd. (“MTS”) is focused on innovative products and services for enterprises in the area of telecom expense management (“TEM”) and Call Accounting. Headquartered in Israel, MTS markets its solutions through wholly-owned subsidiaries in Israel, the U.S and Hong Kong, as well as through distribution channels. For more information please visit the MTS web site: www.mtsint.com.

Certain matters discussed in this news release are forward-looking statements that involve a number of risks and uncertainties including, but not limited to, risks in product development plans and schedules, rapid technological change, changes and delays in product approval and introduction, customer acceptance of new products, the impact of competitive products and pricing, market acceptance, the lengthy sales cycle, proprietary rights of the Company and its competitors, risk of operations in Israel, government regulations, dependence on third parties to manufacture products, general economic conditions and other risk factors detailed in the Company’s filings with the United States Securities and Exchange Commission.

MTS Contact:

Ofira Bar

CFO

Tel: +972-9-7777-540